UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner-Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 21, 2023, the supervisory board of Fresenius Medical Care Management AG ("Management AG") in its capacity as General Partner of Fresenius Medical Care AG & Co., KGaA a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA), approved the resolution of the management board of Management AG ("Management Board") to initiate a change of the legal form of Fresenius Medical Care AG & Co. KGaA ("FME KGaA") from a KGaA into a German stock corporation (Aktiengesellschaft – AG) with the name Fresenius Medical Care AG ("FME AG") (the "Conversion"). References in this Form 6-K to the "Company" refer to FME KGaA prior to the effective date of the Conversion and to FME AG from the effective date of the Conversion.

Management AG, in its capacity as General Partner of the Company, convened an extraordinary general meeting (EGM) of the shareholders of the Company that was held on July 14, 2023 to resolve on the Conversion. At the EGM, shareholders approved the proposed resolutions, including the Conversion.

In connection with the EGM, the Company filed a registration statement on Form F-4 (registration number 333-271081) (the "Registration Statement") with the U.S. Securities and Exchange Commission (SEC) that was declared effective on June 6, 2023. The final Information Statement / Prospectus dated June 6, 2023 ("Final Information Statement / Prospectus"), which was distributed or otherwise made available to the shareholders of the Company (including holders of American Depositary Shares (ADSs) representing such shares), contains additional information regarding the Conversion. The Final Information Statement / Prospectus is available on the SEC’s website, www.sec.gov.

The Conversion became effective on Thursday, November 30, 2023 with the registration of the Conversion with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hof (Saale), Germany ("Commercial Register"). Upon the registration of the Conversion, Management AG, a subsidiary of Fresenius SE & Co. KGaA ("Fresenius SE")), exited the Company and Fresenius SE ceased to control (as defined by International Financial Reporting Standards 10, Consolidated Financial Statements) the Company. Upon the effectiveness of the Conversion, FME KGaA’s and its subsidiaries’ business, assets and liabilities prior to the Conversion continue as those of FME AG and its subsidiaries by operation of German law. An English convenience translation of an extract from the Commercial Register confirming the registration of the Conversion is attached hereto as Exhibit 99.1. A press release announcing the registration of the Conversion is attached hereto as Exhibit 99.2.

With the effectiveness of the Conversion, FME AG’s outstanding ordinary shares continue to be outstanding and have become by operation of German law ordinary shares of FME AG each with the same nominal value. Consequently, upon effectiveness of the Conversion, each holder of FME KGaA’s ordinary shares instead holds ordinary shares of FME AG of the same nominal value, representing the same proportional equity interest in FME AG as that shareholder held in FME KGaA. The number of ordinary shares of FME AG outstanding immediately after the Conversion continues to be the same as the number of ordinary shares of FME KGaA outstanding immediately prior to the Conversion. Each outstanding ADSs which represented an interest in one-half of an underlying share in FME KGaA before the Conversion represents an interest in one-half of an underlying share in FME AG after the Conversion, and the number of outstanding ADSs remained unchanged by the Conversion. The ordinary shares of FME AG have replaced the ordinary shares of FME KGaA as the "deposited securities" under the deposit agreement for the ADSs.

With effectiveness of the Conversion, the rights of shareholders of FME AG continue to be governed by German law and the FME AG Articles of Association, each of which is described in the Registration Statement. As disclosed by FME AG in the Final Information Statement / Prospectus, the Conversion does not change either the number of shares available as conditional capital (e.g., capital available for grants of stock options) or the Company's authority to use treasury shares excluded from shareholder subscription rights, in lieu of issuing new shares. Information relating to the ordinary shares is described under the caption “Description of the Shares of FME AG” in the Registration Statement and Final Information Statement / Prospectus and the text of the FME AG Articles of Association is included therein as Part II to Appendix A, and is incorporated herein by reference.

The rights of the holders of ADSs continue to be governed by the deposit agreement between the Company and The Bank of New York Mellon as Depositary, as modified by an Amended and Restated Deposit Agreement dated the date hereof, (the "Deposit Agreement") between the Company and the Depositary, which made non-substantive amendments (e.g., change of name from "KGaA" to "AG", removal of references to the General Partner) to the document to give effect to the Conversion. A copy of the Deposit Agreement is attached to the Form F-6 filed with the SEC by the Depositary and the Company on the date hereof and will be available on the SEC's website. Further information relating to the ADSs is described under the caption “Description of American Depositary Shares" in the Registration Statement and Final Information Statement / Prospectus and is incorporated herein by reference.

At the EGM the Company’s shareholders also elected four of the six shareholder representatives on the Supervisory Board of the Company whose terms of office commenced upon the effectiveness of the Conversion. The shareholder representatives elected at the EGM are Shervin J. Korangy, Dr Marcus Kuhnert, Gregory Sorensen, M.D. and Pascale Witz. In addition to these four members, under the terms of FME AG's Articles of Association Fresenius SE, which holds approximately 32.2% of the ordinary share capital of the Company, appointed two members to the new Supervisory Board: Michael Sen, Chief Executive Officer of Fresenius SE who has been elected as Chair of the new Supervisory Board, as well as Sara Hennicken, Chief Financial Officer of Fresenius SE. Under applicable German law requiring co-determination of Supervisory Boards, the six shareholder representatives will be joined by an equal number of employee representative who will be elected by a vote of the employees of the Company in due course. However, in order to create parity on the Supervisory Board of the Company before this employee election process has been completed, the Company intends to initiate a formal filing to the local court in Hof (Saale), Germany, for an interim court appointment of employee representatives in the Supervisory Board of the Company. Additional information regarding the election of the shareholder representatives at the EGM and their business backgrounds may be found in the final Information Statement / Prospectus under the caption "The Extraordinary General Meeting - The Election Proposal" and in “Appendix A - The Conversion Proposal - Section III. Information of the Candidates for the Supervisory Board of Fresenius Medical Care AG (Shareholder Representatives)."

The new Supervisory Board has appointed a new management board for the Company which consists of the members of the previous management board of Management AG. It is expected that upon election of the employee representatives to the Supervisory Board, the Supervisory Board will appoint a Director of Labor Relations who will become a member of the Company’s management board.

FME KGaA’s ordinary shares and ADSs are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the ADSs are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. FME KGaA’s ordinary shares are listed and trade on the Frankfurt Stock Exchange under the symbol “FME”. following the Conversion, the ADSs will continue to be listed for trading on the NYSE under the existing ticker symbol FMS and the ordinary shares will continue to trade on the Frankfurt Stock exchange under the existing symbol FME. The Company's ADSs will continue to bear the existing CUSIP number: 358029106.

The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act. This Report on Form 6-K is being filed pursuant to Rule 12g-3(a)  under the Exchange Act using the EDGAR format type 8-K12B for the purpose of establishing FME AG as the successor issuer to FME KGaA under the Exchange Act, and to disclose certain events with respect to FME in connection with the consummation of the Conversion. Pursuant to 12g-3(a) under the Exchange Act, FME AG's ordinary shares and ADSs evidencing FME AG’s ordinary shares are deemed registered under Section 12(b) of the Exchange Act as the ordinary shares of the successor issuer under the Exchange Act and as ADSs evidencing such ordinary shares, respectively. FME AG is subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder. FME AG hereby reports this succession in accordance with Rule 12g-3(f) under the Exchange Act.

EXHIBITS

The following exhibits are being furnished with this Report:

No.	Title

Exhibit 99.1	English convenience translation of extract from the Commercial Register confirming the registration of the Conversion and adjustment of listing to the new legal form.

Exhibit 99.2	Press release issued on November 30, 2023 announcing completion of the Conversion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRESENIUS MEDICAL CARE AG

Dated: November 30, 2023	By:	/s/ Helen Giza
Name: Helen Giza
Title: Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name: Martin Fischer
Title: Chief Financial Officer and Member of the Management Board